EXHIBIT 99.1

Press Release Dated September 23, 2010

Suncor Energy completes surface reclamation of first tailings pond

News Release

FOR IMMEDIATE RELEASE

Suncor Energy completes surface reclamation of first tailings pond

Calgary, Alberta (Sept. 23, 2010) — Suncor Energy today marked an industry milestone, becoming the first oil sands company to complete surface reclamation of a tailings pond, a key step in returning the site back to nature.

The 220-hectare site is located at Suncor’s oil sands mining operations north of Fort McMurray. Known as Pond 1, it was the company’s first storage pond for oil sands tailings when commercial production began in 1967.

“We said we would be first to complete surface reclamation of a tailings pond and we have delivered on this important commitment,” said Rick George, president and chief executive officer. “We know we still have a lot of work to do, but today’s achievement is a significant step towards reducing our environmental footprint related to our operations — something we can all be extremely proud of”.

Suncor has renamed the area Wapisiw Lookout to pay tribute to the history of the region, and to honour its Aboriginal peoples.

“We invested a great deal of time and resources to complete the surface reclamation of Wapisiw Lookout and we’ve also learned a great deal,” George added. “We’ll use this knowledge along with new and developing innovations to manage our tailings and speed up the reclamation of other existing tailings ponds. It’s an ongoing journey, but this is an important step and we’re well on our way”.

In time, the company expects the land will become a productive forest and wetland. Over the next two decades, Suncor will maintain and closely monitor progress on the site, including the growth of 630,000 shrubs and trees planted in 2010. Ongoing soil, water and vegetation assessments will help ensure the site is on course for return to a sustainable landscape and self-sustaining ecosystem.

Pond 1 was in operation for 40 years before being decommissioned in December 2006 and turned over for reclamation the following month. This process started with infilling the pond with 30 million tonnes of reclaimed tailings sand. Drainage systems and swales were then developed to manage water runoff from the pond. As these activities were completed, landscaping activities began, which involved placing 1.2 million cubic meters of topsoil over the surface, to a depth of 50 centimetres.

Tailings technologies have advanced significantly since Suncor built Pond 1. Earlier this summer, Suncor received approval to implement new tailings management technology — called TROTM — across its existing operations. The company expects to invest more than $1 billion to implement the TROTM technology over the next two years, potentially reducing tailings reclamation time by decades and speeding the return of oil sands mining sites to natural habitat.

For more information about Wapisiw Lookout, including photos, a video and live webcam of the area, visit www.suncor.com/wapisiw.

Suncor Energy Inc.
P.O. Box 2844, 150 6 Avenue S.W., Calgary, Alberta T2P 3E3
Website: www.suncor.com

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Some of the forward-looking statements may be identified by words like “expected,” “anticipates,” “approximately,” “estimates,” “plans,” “scheduled,” “intends,” “may,” “believes,” “projects,” “indicates,” “could,” “focus,” “vision,” “goal,” “proposed,” “target,” “objective,” “continue” and similar expressions. In addition, all other statements that address expectations or projections about the future, including statements about our strategy for growth, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Forward-looking statements in this news release include references to: the expectation that Wapisiw Lookout becoming a productive forest and wetland; and the expectation that Suncor will invest more than $1 billion to implement the TROTM technology over the next two years, potentially reducing tailings reclamation time by decades and speeding the return of oil sands mining sites to natural habitat.   Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the second quarter of 2010 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

For more information:

Investor inquiries:	Helen Kelly 403-296-6557
Media inquiries:	403-920-8332